UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
Securities Exchange Act of 1934.

Yes ____ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. News release issued by Masisa S.A. on October 27, 2005:

NEWS RELEASE

For further information contact:
Emilio Pellegrini	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 350-6038	+1 (212) 406-3692/94
emilio.pellegrini@masisa.com	masisa@i-advize.com
www.masisa.com

MASISA S.A. REPORTS FINANCIAL RESULTS AS OF SEPTEMBER 30, 2005

Santiago, Chile, October 27, 2005 -- MASISA S.A. - (NYSE: MYS) (“Masisa” or “the Company”), a leading Latin American forestry and wood products company, announced today its consolidated financial results for the third quarter and nine months ended September 30, 2005. The figures disclosed are stated in U.S. dollars and prepared in accordance with Chilean GAAP.

HIGHLIGHTS

  Net sales for the third quarter increased 11.4%, quarter-over-quarter, reaching US$195.9 million and increased 13.8% compared to the same quarter of the previous year.
  Gross margin for third quarter of 2005 increased 10.0%, year-over-year, reaching US$51.4 million.
  Operating income for third quarter of 2005 increased 16.5%, quarter-over-quarter, reaching US$22.4 million driven mainly by higher sales.
  Earnings per common share and ADS for the third quarter of 2005 were US$0.0012 and US$0.06, respectively, decreasing 13.7%, quarter-over-quarter.

	Quarter Ended
	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
	2004	2004	2005	2005	2005

	(millions of US$, except per share data and percentages)

Net Sales	172.2	175.3	178.1	175.9	195.9
Gross Margin	55.3	50.4	51.5	46.8	51.4
Operating Income	31.3	21.6	28.4	19.3	22.4
Net Income (1)	10.2	30.6	14.4	7.1	6.1
Net Earnings Per Common Share (1)	0.0026	0.0078	0.0029	0.0014	0.0012
Net Earnings Per ADS (1)	—	—	0.14	0.07	0.06

Margins (2)
Gross Margin	32.1%	28.8%	28.9%	26.6%	26.2%
Operating Margin	18.2%	12.3%	15.9%	10.9%	11.5%
Net Income Margin (1)	5.9%	17.4%	8.1%	4.0%	3.1%

Change % (3)
Net Sales	—	1.8%	1.6%	(1.3)%	11.4%
Gross Margin	—	(8.7)%	2.2%	(9.3)%	10.0%
Operating Income	—	(30.9)%	31.20%	(32.2)%	16.5%
Net Income (1)	—	200.3%	(52.8)%	(50.7)%	(13.7)%
Net Earnings Per Share (1)	—	200.3%	(63.2)%	(50.7)%	(13.7)%

(1)	Net Income, Net Earnings Per Common Share and Net Earnings Per ADS as of March 31, 2005 are pro-forma figures considering the merger of Terranova S.A. and Masisa S.A. effective as of January 1, 2005. One ADS is equivalent to 50
Common Shares.
(2)	As a percent of quarterly net sales.
(3)	Compared to the previous quarter.
Due to rounding, numbers may not add up.

2 / 11

Net Sales

Net sales for the third quarter 2005 reached US$195.9 million, an increase of 11.4% compared to the second quarter of 2005. This increase is mainly due to higher physical volume sales of OSB, Finger-joint and MDF mouldings in the United States, and higher physical volume sales of MDF principally in Chile, Brazil and Argentina.

In addition, the Company’s net sales for the first nine months of 2005 increased 15.6%, compared to the same period year-over-year, reaching US$549.9 million.

Operating Income

Operating income for the third quarter reached US$22.4 million, representing an increase of 16.5% compared to the previous quarter.

The principal factors that explain this increase in operating income for the third quarter of 2005 in relation to the previous quarter are:

  Higher physical volume sales of OSB and MDF Mouldings in the U.S.
  Higher prices for Particle Board and MDF boards in the Chilean local market.
  Higher physical volume sales of Sawn Lumber and Particle Board in Mexico.
  Higher costs mainly in Chile, Brazil and Mexico, due to higher prices for resins, energy, and the cost effects of the appreciation of the Latin American currencies.
  Small increase in consolidated selling and administrative expenses.

In addition, operating income for the first nine months of 2005 reached US$70.1 million, which represents a decrease of 4.7% .compared to the same period of the previous year.

Net Income

Income before income taxes and minority interest increased 36.4% quarter-over-quarter. Nevertheless, mainly due to higher income taxes, net income fell 13.7% compared to the third quarter of 2004. The increase in income taxes was mainly due to a foreign exchange gain resulting from the appreciation of the Brazilian real and its effect on the U.S. dollar denominated liabilities of our Brazilian subsidiaries, which affected our differed income taxes, but did not represent a cash disbursement.

In addition, net income for the first nine months of 2005 was US$27.7 million, an increase of 5.6% compared to US$26.2 during the same period of 2004. These figures are not directly comparable, due the change in minority interest resulting from the merger of Old Masisa S.A. and Terranova S.A., which took place in May 2005.

Note:	This news release as well as financial information presented below correspond to Masisa
S.A. (formerly Terranova S.A.), the surviving company of the merger by incorporation of old
Masisa S.A. into and with Terranova S.A. on May 31, 2005. Masisa’s ADSs began trading on the New York Stock Exchange on August 5, 2005. One ADS is equivalent to 50
Common Shares.

3 / 11

FINANCIAL SUMMARY

For the Third Quarter Ended September 30, 2005

The table below presents Masisa’s consolidated financial highlights for the third quarter of 2005 and the percentage change when compared to the same period of 2004.

	Quarter Ended
	Sep 30,	Sep 30,	Change
	2005	2004	%

	(millions of US$)

Net Sales	195.9	172.2	13.8%
Gross Margin	51.4	55.3	(7.0)%
Selling and Administrative Expenses	(29.0)	(24.0)	21.0%
Operating Income	22.4	31.3	(28.3)%
Net Income	6.1	10.2	(39.6)%

Depreciation	12.6	12.6	(0.3)%
Amortization	0.2	0.2	(2.9)%
Depletion	5.5	5.2	5.4%

Net Earnings per Common Share	0.0012	0.0026	(53.0)%
Net Earnings per ADS(1)	0.06	—

(1) One ADS is equivalent to 50 Common Shares. Masisa (formerly Terranova) ADSs began to trade on August 5, 2005.

Due to rounding, numbers may not add up.

For the Nine Months Ended September 30, 2005

The table below presents Masisa’s consolidated financial highlights for the nine months ended September 30, 2005, and the percentage change when compared to the same period of 2004.

	Nine Months Ended
	Sep 30,	Sep 30,	Change
	2005	2004	%

	(millions of US$)

Net Sales	549.9	475.7	15.6%
Gross Margin	149.7	138.8	7.9%
Selling and Administrative Expenses	(79.6)	(65.3)	22.0%
Operating Income	70.1	73.5	(4.7)%
Net Income	27.7	26.2	5.6%

Depreciation	36.9	35.8	3.2%
Amortization	0.6	0.6	(0.2)%
Depletion	17.2	15.1	14.0%

Net Earnings per Common Share	0.0055	0.0067	(17.7)%
Net Earnings per ADS(1)	0.28	—

(1) One ADS is equivalent to 50 Common Shares. Masisa (formerly Terranova) ADSs began to trade on August 5, 2005.

Due to rounding, numbers may not add up.

4 / 11

Geographic Segment Information

The following table presents geographic segments based on the location in which the sale is originated.

	Quarter Ended		Nine Months Ended

	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2005	2004	2005	2004

	(millions of US$)		(millions of US$)

Net Sales
Chile	67.3	59.0	179.1	170.1
Brazil	40.1	46.5	120.2	120.2
Venezuela	23.9	23.0	74.5	59.0
Mexico	29.8	33.7	86.0	83.4
USA	56.2	37.4	143.0	97.6
Argentina	28.1	24.7	76.7	65.1
Other(1)	(49.4)	(52.1)	(129.5)	(119.7)

Total	195.9	172.2	549.9	475.7

Gross Margin
Chile	14.9	17.4	43.8	40.5
Brazil	7.2	18.1	27.8	43.2
Venezuela	4.4	4.8	15.2	13.6
Mexico	4.9	4.9	14.7	13.0
USA	4.8	4.4	11.3	10.7
Argentina	9.5	6.8	21.7	15.6
Other(1)	5.8	(1.0)	15.3	2.2

Total	51.4	55.3	149.7	138.8

Operating Income
Chile	5.9	9.2	18.3	17.1
Brazil	3.6	15.2	17.2	34.5
Venezuela	0.6	1.0	4.5	4.1
Mexico	0.3	2.4	3.8	5.6
USA	1.1	2.0	1.9	4.3
Argentina	7.1	4.7	14.7	9.5
Other(1)	3.8	(3.1)	9.7	(1.7)

Total	22.4	31.3	70.1	73.5

Depreciation + Amortization + Depletion
Chile	6.1	6.4	18.9	18.9
Brazil	5.1	4.1	14.8	12.3
Venezuela	4.2	3.7	12.0	11.0
Mexico	0.4	0.4	1.2	1.2
USA	0.2	0.2	0.5	0.5
Argentina	2.4	3.2	7.4	7.6
Other(1)	0.0	0.0	0.0	0.0

Total	18.3	18.1	54.8	51.5

(1) Other includes Colombia, Peru, Ecuador and inter-company sales elimination.
Due to rounding, numbers may not add up.

5 / 11

Product Segment Information

The following table shows the company’s consolidated net sales by product.

	Quarter Ended		Nine Months Ended

	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2005	2004	2005	2004

	(millions of US$)		(millions of US$)

MDF	63.7	59.8	184.3	159.3
Particle Board	39.7	33.9	111.9	94.4
Finger-joint Mouldings	21.6	15.3	62.0	51.3
Sawn Lumber	17.8	14.3	50.1	42.1
OSB	18.9	14.1	44.7	43.6
MDF Mouldings	14.0	16.8	34.7	27.6
Solid Wood Doors	8.8	9.7	26.7	27.5
Saw and Pulp Logs	6.6	5.2	21.5	17.4
Other products(1)	4.9	3.1	14.1	12.5

Total	195.9	172.2	549.9	475.7

(1) Other products include principally wood chips, sawdust, door parts, fiberboard doors and wood plies.
Due to rounding, numbers may not add up.

The following table shows the company’s physical volume sales volume in cubic meters, by product and related to the consolidated sales of the company for the periods indicated.

	Quarter Ended		Nine Months Ended

	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2005	2004	2005	2004

	(thousands of m3)		(thousands of m3)

MDF	228.8	243.1	652.1	714.5
Particle Board	178.3	162.4	521.6	492.4
Finger-joint Mouldings	50.8	27.5	130.9	115.8
Sawn Lumber	86.7	90.1	248.9	228.3
OSB	81.0	69.4	200.8	195.0
MDF Mouldings	35.0	43.6	82.0	77.8
Solid Wood Doors	10.2	11.5	28.7	33.5
Saw and Pulp Logs	125.1	227.9	858.9	938.4

Total	795.9	875.6	2,723.9	2,795.7

Due to rounding, numbers may not add up.

6 / 11

Markets Information

The following table presents sales, by final destination, in each of the company’s markets as a percentage of total consolidated net sales for each period.

	Quarter Ended		Nine Months
			Ended

	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2005	2004	2005	2004

United States	30.4%	31.0%	28.6%	29.3%
Chile	15.6%	16.8%	15.6%	17.0%
Mexico	14.7%	15.3%	15.3%	15.7%
Brazil	14.2%	16.1%	13.9%	14.9%
Venezuela	7.6%	6.3%	8.3%	5.7%
Argentina	7.6%	7.1%	7.4%	6.4%
Other	9.9%	7.4%	10.9%	11.1%

Due to rounding, numbers may not add up.

Production Costs Information

Average production costs for raw particle board, MDF and OSB for each period are broken down as follows:

	Quarter Ended		Nine Months Ended

	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2005	2004	2005	2004

Chemical	21.6%	19.0%	21.8%	20.6%
Wood	37.5%	39.0%	37.9%	38.3%
Energy	8.3%	8.4%	8.1%	8.5%
Depreciation	7.0%	6.6%	6.8%	6.3%
Labor	11.0%	12.5%	11.4%	12.9%
Other	14.6%	14.5%	14.1%	13.3%

Due to rounding, numbers may not add up.

Average production costs for solid wood doors, finger-joint mouldings and sawn wood are broken down as follows:

	Quarter Ended		Nine Months Ended

	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2005	2004	2005	2004

Wood	39.1%	34.9%	39.7%	35.5%
Labor	10.0%	11.8%	10.0%	11.2%
Services	12.1%	16.9%	12.4%	16.7%
Materials	3.5%	4.0%	3.4%	4.2%
Depreciation	20.9%	16.3%	19.4%	15.4%
Energy	7.6%	9.8%	8.4%	10.1%
Others	6.6%	6.4%	6.8%	6.8%

Due to rounding, numbers may not add up.

7 / 11

The information in the tables below is expressed in thousands of U.S. dollars (except per share data), and presented according to Chilean GAAP.

     MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Quarter Ended		Nine Months Ended

	Sep 30,	Sep 30,	Sep 30,	Sep 30,
	2005	2004	2005	2004

		(thousands of US$)
OPERATING RESULTS
Net sales	195,942	172,186	549,934	475,682
Cost of sales	(144,523)	(116,917)	(400,227)	(336,895)

Gross margin	51,419	55,269	149,707	138,787
Selling and administrative expenses	(28,983)	(23,958)	(79,641)	(65,302)

Operating income	22,436	31,311	70,066	73,485

NON-OPERATING RESULTS
Interest expense, net	(9,334)	(7,792)	(26,250)	(26,396)
Other income (expense)	48	(2,393)	1,093	(2,373)
Foreign exchange (losses) gains	(841)	(8,229)	(3,546)	716

Non-operating results	(10,127)	(18,414)	(28,703)	(28,053)

Income before income taxes	12,309	12,897	41,363	45,432

Minority interest	(45)	(5,605)	1,322	(14,128)
Income taxes	(6,121)	2,882	(14,992)	(5,082)

NET INCOME	6,143	10,174	27,693	26,222

Net Earnings Per Common Share	0.0012	0.0026	0.0071	0.0052
Net Earnings Per ADS(1)	0.06	—	0.35	—

Shares Outstanding (thousands of shares)	5,030,980	3,918,428	5,030,980	3,918,428

(1) One ADS is equivalent to 50 Common Shares. Masisa (formerly Terranova) ADSs began to trade on August 5, 2005.

Due to rounding, numbers may not add up.

8 / 11

     MASISA S.A. Y SUBIDIARIES
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	Sep 30,	Sep 30,
ASSETS	2005	2004

	(thousands of US$)

CURRENT ASSETS
Cash and time deposits	62,394	34,492
Accounts receivables	156,962	143,492
Notes and accounts receivable from related companies	4,998	7,828
Inventories	209,856	182,386
Recoverable taxes	53,186	43,263
Other current assets	18,459	28,284

Total current assets	505,855	439,745

PROPERTY, PLANT AND EQUIPMENT	1,392,331	1,401,072

OTHER ASSETS
Investments in unconsolidated affiliates	4,264	3,001
Goodwill and negative goodwill, net	(41,017)	(43,551)
Long-term receivables	5,412	4,366
Notes and accounts receivables from related companies	—	597
Other assets	25,347	42,947

Total other assets	(5,994)	7,360

Total assets	1,892,192	1,848,177

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank borrowings	166,994	139,387
Other long-term borrowings due within one year	56,425	14,312
Accounts payable	55,709	58,558
Notes and accounts payable to related companies	4,487	5,986
Accrued liabilities	35,843	22,167
Other current liabilities	5,989	5,531

Total current liabilities	325,447	245,941

LONG-TERM LIABILITIES
Long-term bank borrowings	159,466	210,249
Other long-term borrowings	280,752	288,564
Deferred income taxes	5,987	—
Other long-term liabilities	18,762	14,509

Total long-term liabilities	464,967	513,322

MINORITY INTEREST	102,532	319,867

SHAREHOLDERS’ EQUITY	999,246	769,047

Total liabilities and shareholders’ equity	1,892,192	1,848,177

(1) The change in Minority Interest is due to the merger of Terranova and Masisa, which was completed on May 31, 2005.

Due to rounding, numbers may not add up.

9 / 11

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

10 / 11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masisa S.A.

By:
Date: October 28, 2005		/s/ Patricio Reyes

Patricio Reyes
General Counsel